Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this registration statement on Form S-3 of Evolent Health, Inc. of our report dated December 16, 2016, with respect to the carve-out balance sheet of Valence Health, Inc. excluding Cicerone Health Solutions, Inc. as of December 31, 2015, and the related carve-out statements of operations, changes in net parent investment, and cash flows for the year then ended, which report appears in the Form 8-K/A of Evolent Health, Inc., dated December 16, 2016 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLC

Chicago, Illinois

August 7, 2017